**CHIPBRAIN INC.**
**(f/k/a ChipBbrain, LLC)**
A Delaware Corporation


Financial Statements and
Independent Auditors' Report


December 31, 2021 and 2020

**CHIPBRAIN INC.**
**(f/k/a ChipBbrain, LLC)**

Years Ended December 31, 2021 and 2020

Table of Contents



F&A

# INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
ChipBrain Inc
Boston, Massachusetts

## Opinion

We have audited the financial statements of ChipBrain Inc ("the Company"; f/k/a Chipbrain LLC) (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the year ended December 31, 2021 and period from June 26, 2020 (inception) through December 31, 2020, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ChipBrain as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and period from June 26, 2020 (inception) through December 31, 2020in accordance with accounting principles generally accepted in the United States of America.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ChipBrain Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has negative cash flows from operations since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ChipBrain Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditors' Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ChipBrain Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ChipBrain Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Fruci & Associates II, PLLC*

Spokane, Washington
June 8, 2022

**CHIPBRAIN INC.**
**(f/k/a ChipBbrain, LLC)**
**BALANCE SHEETS**

December 31, 2021 and 2020

<p align="center"><b>Assets</b></p>

| | 2021 | | 2020 | |
|---|---|---|---|---|
| **Current assets** | | | | |
| Cash and cash equivalents | $ | **711,551** | $ | 197,295 |
| Trade and other receivables | | **1,826** | | 4,613 |
| **Total assets** | $ | **713,377** | $ | **201,908** |

<p align="center"><b>Liabilities and Shareholders' Equity (Deficit)</b></p>

| | 2021 | | 2020 | |
|---|---|---|---|---|
| **Current liabilities** | | | | |
| Accounts payable and accrued expenses | $ | **65,396** | $ | 7,652 |
| Accounts payable, related party | | **11,800** | | 851 |
| **Total current liabilities** | | **77,196** | | **8,503** |
| Notes payable and accrued interest | | **737,295** | | - |
| **Total liabilities** | | **814,491** | | **8,503** |
| | | | | |
| **Shareholders' Equity** | | | | |
| Common stock ($.0001 par; 4,218,063 and 3,848,523 issued and outstanding, respectively) | | **423** | | 385 |
| Additional paid-in capital | | **912,764** | | 231,247 |
| Accumulated deficit | | **(1,014,301)** | | (38,227) |
| **Total shareholders' equity** | | **(101,114)** | | **193,405** |
| **Total liabilities and shareholders' equity** | $ | **713,377** | $ | 201,908 |

See independent accountants' review report and accompanying notes to the financial statements.

**CHIPBRAIN INC.**
**(f/k/a ChipBbrain, LLC)**
**STATEMENTS OF OPERATIONS**

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

|  | 2021 | | 2020 | |
|---|---|---|---|---|
| **Operating expenses** | | | | |
| Payroll and payroll related expenses | $ | **677,445** | $ | 33,188 |
| Professional fees and consulting | | **177,271** | | - |
| General and administrative | | **91,506** | | 5,039 |
| Travel | | **10,577** | | - |
| **Total operating expenses** | | **956,799** | | **38,227** |
| **Operating income (loss)** | | **(956,799)** | | (38,227) |
| **Other income (expense)** | | | | |
| Interest expense | | **(19,295)** | | - |
| Interest income | | **20** | | - |
| **Total other income (expense)** | | **(19,275)** | | **-** |
| **Net loss before income taxes** | | **(976,074)** | | (38,227) |
| Provision for income taxes | | **-** | | - |
| **Net income (loss)** | $ | **(976,074)** | $ | (38,227) |

See independent accountants' review report and accompanying notes to the financial statements.

- 4 -

**CHIPBRAIN INC.**
**(f/k/a ChipBbrain, LLC)**
**STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)**

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

| | Class A Common Stock 5,000,000 shares authorized | | Class B Common Stock 4,600,000 shares authorized | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Par Value $.0001 | Shares | Par Value $.0001 | Additional Paid-In Capital | Accumulated Earnings (Deficit) | Total |
| **Balance, June 26, 2020 (inception)** | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of common shares to founders | - | - | 3,551,000 | 355 | - | - | 355 |
| Common shares issued under Reg CF | 262,059 | 26 | - | - | 243,689 | - | 243,715 |
| Offering costs for Reg CF | - | - | - | - | (12,442) | - | (12,442) |
| Stock compensation | 35,464 | 4 | - | - | - | - | 4 |
| Net (loss) | - | - | - | - | - | (38,227) | (38,227) |
| **Balance, December 31, 2020** | 297,523 | 30 | 3,551,000 | 355 | 231,247 | (38,227) | $ 193,405 |
| Common shares issued under Reg CF | 298,610 | 30 | - | - | 716,634 | - | 716,664 |
| Offering costs for Reg CF | - | - | - | - | (35,117) | - | (35,117) |
| Stock compensation | 70,930 | 8 | - | - | - | - | 8 |
| Net (loss) | - | - | - | - | - | (976,074) | $ (976,074) |
| **Balance, December 31, 2021** | 667,063 | $ 68 | 3,551,000 | $ 355 | $ 912,764 | $ (1,014,301) | $ (101,114) |

See independent accountants' review report and accompanying notes to the financial statements.

**CHIPBRAIN INC.**
**(f/k/a ChipBbrain, LLC)**
**STATEMENTS OF CASH FLOWS**

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

|  | 2021 | 2020 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (976,074) | $ (38,227) |
| Adjustments to reconcile net income to net cash | | |
| provided by (used in) operating activities: | | |
| Stock compensation | **8** | 359 |
| (Increase) decrease in assets: | | |
| Trade and other receivables | **2,787** | (4,613) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | **77,039** | 7,652 |
| Accounts payable, related party | **10,949** | 851 |
| **Net cash provided by (used in) operating activities** | **(885,291)** | (33,978) |
| | | |
| **Cash flows from financing activities** | | |
| Issuance of convertible notes | **718,000** | - |
| Net proceeds from Reg CF offering | **681,547** | 231,273 |
| **Net cash provided by (used in) financing activities** | **1,399,547** | 231,273 |
| | | |
| **Net increase (decrease) in cash and cash equivalents** | **514,256** | 197,295 |
| **Cash and cash equivalents at beginning of year** | **197,295** | - |
| **Cash and cash equivalents at end of year** | $ **711,551** | $ 197,295 |
| | | |
| **Supplemental Disclosure** | | |
| Interest paid | $ - | $ - |
| Taxes paid | $ - | $ - |

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

**Note 1 – Nature of Business and Summary of Significant Accounting Policies**

This summary of significant accounting policies of ChipBrain, Inc. ("the Company") (f/k/a ChipBrain LLC) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities and basis of presentation

ChipBrain LLC was a limited liability company organized on June 26, 2020 under the laws of the State of Delaware, and is headquartered in Boston, MA.  On May 4, 2021, the Company adopted a plan and effected the conversion to a Delaware corporation.  Upon conversion, each outstanding LLC unit was converted on a 1-to-1 basis to Class B shares of common stock.  All per-share references in these financial statements have been retrospectively adjusted as of the corporate conversion was effected on the day of inception.  The Company plans to raise capital in order to continue to develop a product that combines supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communications: text, voice, and video – taking the guesswork out of identifying conversational cues and enabling sales professionals to see at a glance how they are coming across to customers.  ChipBrain's mission is to create a subscription-based business-to-business software-as-a-service (SaaS) as a standalone product and an add-on product to existing customer relationship management software.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Trade and other receivables

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible. No accounts receivable exists for the Company, thus no evaluation determined necessary.

Other receivables consist of immaterial short-term receivables.  As of December 31, 2021 and 2020, other receivables consisted of $1,826 in receivables from related parties and $4,613 hold-back from the Company's Reg CF offering, respectively.  All balances were received in the immediate subsequent period.

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized.  Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return and no such returns have been filed. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Massachusetts. The Company currently has a tax net operating loss of approximately $820,000, estimated based on expenses subsequent to the date of the corporate conversion identified in Note 1 above, for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $170,000 and the valuation allowance is $170,000 which nets to a deferred tax asset of $nil as of December 31, 2021. The deferred tax asset and valuation allowance as of December 31, 2020 was $nil, given the Company's corporate conversion took place in May 2021.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

| | |
|---|---|
| I. | Identify the contract with a customer |
| II. | Identify the performance obligations in the contract |
| III. | Determine the transaction price |
| IV. | Allocate the transaction price to the performance obligations in the contract |
| V. | Recognize revenue when (or as) the entity satisfies a performance obligation. |

The Company has not yet generated revenue. Pilot customers are planned during fiscal 2022 and subscription-based contracts are planned after customers have completed the pilot project. The Company's policy is to identify performance obligations in contracts with customers, which primarily are designed to be subscription services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company's model is to bill customers before it provides any services and begin performing services after the first payment is received.

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

*Judgments and Estimates*

The estimation of variable consideration for each anticipated performance obligation requires subjective judgments. The Company plans to offer contracts that include promises to transfer multiple services. For arrangements with multiple services, the Company will evaluate whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company must determine whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

*Service Revenue*

Service revenue from subscriptions to the Company's service is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the service begins. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract asset.

*Contract Assets*

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current or non-current assets in the balance sheet, depending on if their reduction will be recognized during the succeeding twelve-month period or beyond.

*Deferred Revenue*

Deferred revenues represent billings or payments received in advance of revenue recognition and are recognized upon transfer of control. Balances consist primarily of prepaid services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the balance sheet, with the remainder recorded as other noncurrent liabilities in the consolidated balance sheets.

*Costs to Obtain a Customer Contract*

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors. All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

*Remaining Performance Obligations*

The Company anticipates subscription terms will be one year or less. The Company's services are design in a manner that will render all of the Company's revenues to be contract revenues

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $2,340 and $nil for the years ended December 31, 2021 and 2020, respectively, and are included in general and administrative expenses.

Equity-Based Compensation
The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to shareholders' equity during the period during which services are rendered.

Fair value measurements
Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability.  There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

**Note 2 – Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1.015 million and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship film product and services, and its ability to generate positive operational cash flow.

Although the Company intends to conduct an offering under Regulation Crowdfund during the year ended December 31, 2022, management has determined, based on its recent history and its liquidity issues, there is no assurance that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

**CHIPBRAIN INC.**
**(f/k/a ChipBbrain, LLC)**
**NOTES TO THE FINANCIAL STATEMENTS**

Year Ended December 31, 2021 and Period From June 26, 2020 (inception) to December 31, 2020

**Note 3 – Convertible Notes Payable**

During the year ended December 31, 2021, the Company received an aggregate $718,000 investment from third-party lenders in the form of twelve convertible notes. The terms of the notes all carry varying conversion options, however all notes are automatically converted into equity of the Company upon a qualified financing event beginning at $2 million. Six of the notes are convertible upon a qualified financing ranging from $2 million - $10 million at an 80% discount to the price sold in the qualified financing. Five of the notes are convertible at the lesser of the price sold in the qualified financing or a minimum pre-offering valuation of the Company ranging from $14 million to $29 million. The remaining note is convertible at a price of $2.40 per share and carries an optional conversion for financing events less than $2 million ("non-qualified financing") at the less of $2.40 per share or the price issued in the non-qualified financing event.

Each of the notes carry interest at 6% per annum and a 24-month maturity (all notes mature during fiscal year 2023). As of December 31, 2021, the Company has recognized $19,295 in interest accrued on the notes and no qualified financings have taken place.

**Note 4 – Shareholders' Equity**

The Company has two authorized classes of common shares, par value $0.0001. As discussed in Note 1, on May 4, 2021, the Company adopted a plan and effected the conversion to a Delaware corporation. Upon conversion, each outstanding LLC unit was converted on a 1-to-1 basis to Class B shares of common stock. Approximately 1.6 million of the initial 4.6 million shares were issued to entities controlled by related parties or affiliates of the Company. The Company's executive chairman is also an affiliate of NetCapital, the funding portal through which the Company has conducted multiple Reg CF offerings. The remaining 3.0 million shares are controlled by officers and founders of the Company.

Five million (5,000,000) shares of Class A Common Stock are authorized and each share of Class A Common Stock is entitled to one (1) vote per share. Four million six hundred thousand (4,600,000) shares of Class B Common Stock are authorized and each share of Class B Common Stock is entitled to ten (10) votes per share. Each share of Class B Common Stock is convertible into one (1) Class A share at any time at the option of the holder. Each share of Class B Common Stock is also automatically convertible into one (1) Class A share upon the consummation of an underwritten public offering from which the Company receives gross proceeds in excess of $10 million ($10,000,000).

During the year ended December 31, 2021 and 2020, the Company sold 298,610 and 262,059 Class A shares, respectively, through the NetCapital funding portal, receiving $912,764 in net proceeds during the two year period. The Company also authorized an aggregate 354,740 shares pursuant to employment agreements with four employees that vest ratably over 48 months beginning in June 2020. As of December 31, 2021, a total of approximately 119,000 had vested and were issued to those employees.

The Company has also reserved an aggregate 400,000 shares for a future option plan. Pursuant to employment and consulting agreements with several individuals, the Company has authorized approximately 101,000 options for issuance under the future plan, with approximately 299,000 remaining in the option pool. As of June 2, 2022, the Company's board of directors had not formally authorized or adopted an option plan, thus none of the authorized options have been issued to the respective employees or consultants.

As of December 31, 2021, 671,000 Class A shares were issued and outstanding, with the remaining 4,329,000 available for future issuance. A total of 3,551,000 Class B shares were issued and outstanding, with the remaining 1,049,000 available for future issuance.

Assuming a qualified equity raise takes place at a price per share of $2.40 and an approved stock option plan is implemented by the Company, an additional approximately 360,000 shares would be issuable under the terms of the convertible debt and an additional 100,000 shares would be issuable under terms of the authorized but unissued options.

**Note 5 – Risks, Contingencies, and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession or economic downturn, logistics and supply chain issues, labor shortages, inflationary risks, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Pursuant to employment agreements, the Company has agreed to pay various royalties and commissions to its employees based on future revenue, in the form of either cash or equity.  As of December 31, 2021, no amounts have been earned, as the Company has not yet generated any revenue.

**Note 6 – Subsequent Events**

Management has evaluated subsequent events through June 8, 2022, which is the date these financial statements were available to be issued, identifying the following items for disclosure:

During May 2022, the Company entered into a securities purchase agreement with a third-party investor in which the Company received an aggregate $150,000 in proceeds based on a $15 million pre-money valuation.